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VIA EDGAR AND HAND DELIVERY Max A. Webb Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	London Los Angeles Madrid Milan	Singapore Tokyo Washington, D.C.

Re:	ACL I Corporation
Amendment No. 2 to the Registration Statement on Form S-4
Filed January 31, 2012
File No. 333-178345

Dear Mr. Webb:

On behalf of our client, ACL I Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-4 of the Company filed with the Commission on December 6, 2011 and as amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on December 22, 2011 and Amendment No. 2 (“Amendment No. 2”) filed with the Commission on January 31, 2012 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Mark K. Knoy, the Company’s Chief Executive Officer, dated February 10, 2012, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 3, marked to show changes against Amendment No. 2, in the traditional non-EDGAR format to each of Tonya A. Aldave and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

March 27, 2012

Response: The Company acknowledges the Staff’s comment and confirms that it has updated the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

2.	Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Response: In response to the Staff’s comment, the Company has provided a currently dated consent from the independent registered public accounting firm in Amendment No. 3 as Exhibit 23.1.

Competitive Strengths, page 4

3.	We note your response to our prior comment 11. Please revise to discuss the $61.7 million deficiency in your fixed charge coverage ratio in the Summary if you expect a deficiency for the twelve-month period.

Response: The Company has revised the disclosure on pages 4 and 75 in response to the Staff’s comment to discuss the deficiency in our fixed charge coverage ratio, which had been $61.7 million for the nine months ended September 30, 2011 and was $54.1 million for the year ended December 31, 2011, including in this Amendment No. 3.

Expiration Date; Extensions; Amendments, page 35

4.	We note your response to our prior comment 16 and reissue in part. You reserve the right “to delay the acceptance of any outstanding notes.” Please revise your disclosure to clarify in what circumstances you will delay acceptance.

Response: The Company has revised the disclosure on page 35 in response to the Staff’s comment to clarify in what circumstances the Company will delay acceptance and confirms that any such delay will be consistent with Rule 14e-1(c).

Notes to the Unaudited Pro-Forma Condensed Consolidated Income Statement, page 48

Acquisition Accounting Adjustments, page 48

5.	With regard to adjustments (A) and (B), please expand your notes to include a discussion of the amortization periods related to both unfavorable contracts and favorable leases, similar to the discussion included for property and equipment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the unaudited pro forma condensed consolidated financial statements and related notes have been removed from Amendment No. 3 because the Acquisition, which occurred on December 21, 2010, is fully reflected in the Company’s income statement for the year ended, and balance sheet as of, December 31, 2011, in each case, included in Amendment No. 3.

March 27, 2012

6.	With regard to fair value adjustments associated with unfavorable contracts, it is still not clear how you arrived at your adjustment. In this regard, please revise to include a discussion of the markets rate assumptions used in your calculations. You should also include a discussion of the impact that such assumptions had on your calculations, if material. In addition, please confirm that such adjustments do not include any loss contracts related to your charters.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to its response to Comment 5.

7.	We note that you allocated $25.761 million to favorable charter contracts. However, you indicate that such amounts relate to favorable leases. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to its response to Comment 5.

8.	We note your response to our prior comment 23. However, it is still not clear how these adjustments comply with Rule 11-02 of Regulation S-X. As previously noted, Rule 11-02(5) of Regulation S-X is intended to address onetime non-recurring charges outside your ordinary course of business resulting from the transaction (e.g. transaction fees). Specifically, please tell us how adjustments related to restructuring charges, equity based compensation, public company costs and compensation cost savings are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Please note that infrequent or nonrecurring items included in your predecessor financial statements that are not directly affected by the transaction should not be eliminated in arriving at pro forma results.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to its response to Comment 5.

Principal Stockholders, page 119

9.	We note your response to our prior comment 29. However, please revise this section further to include a table that specifies the amount of securities owned by your officers and directors and principal stockholders. Refer to Item 403 of Regulation S-K.

Response: The Company has revised the disclosure on page 108 in response to the Staff’s comment to include all of the information required by Item 403 of Regulation S-K.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Brandon J. Bortner, at (202) 637-2117 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

March 27, 2012

Sincerely,

Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc:

Brandon J. Bortner, Latham & Watkins LLP

Tonya K. Aldave, Securities and Exchange Commission